Exhibit 99.1

News Release

THERATECHNOLOGIES ANNOUNCES FINANCIAL RESULTS

FOR THE FIRST QUARTER OF 2020

Montreal, Canada – April 14, 2020 – Theratechnologies Inc. (Theratechnologies) (TSX: TH) (NASDAQ: THTX), a commercial-stage biopharmaceutical company, today announced its financial results for the first quarter ended February 29, 2020.

First quarter 2020 financial highlights

•	First quarter net sales of $15,719,000, up 4.1% from the same quarter last year
○	Trogarzo® sales up 17.4% from the same quarter last year
○	EGRIFTA® and EGRIFTA SVTM sales slightly down from the same quarter last year
•	Cash position of $34,770,000 at February 29, 2020

“Our first quarter results show that we were off to a good start, particularly for Trogarzo®. Our job is now to ensure that the current pandemic does not slow down our momentum. As we recently announced, we have enough inventory to meet market demand in territories where we market our products, our supply chain remains intact and our research and development activities are still progressing. This is quite an accomplishment under the circumstances,” said Paul Lévesque, President and CEO, Theratechnologies.

“People living with HIV are particularly at risk if they become infected by the COVID-19. We must convey to physicians the crucial importance of addressing detectable HIV levels to avoid the potentially serious consequences of COVID-19 for people with suppressed immune systems,” added Mr. Lévesque.

“Theratechnologies has all the key elements of a global pharma with end-to-end capabilities and a bright future. I am convinced that we have taken the appropriate steps to continue to move forward,” concluded Mr. Lévesque.

First quarter 2020 financial results

Financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis, or MD&A, and unaudited consolidated financial statements for the three-month period ended February 29, 2020, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The MD&A and the unaudited consolidated financial statements can be found at www.sedar.com, at www.theratech.com and at www.sec.gov. Unless specified otherwise, all amounts in this press release are in United States dollars and all capitalized terms have the meaning ascribed thereto in our MD&A. As used herein, EGRIFTA® and EGRIFTA SVTM refer to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. Trogarzo® refers to ibalizumab for the treatment of multidrug resistant HIV-1 patients.

Consolidated revenue for the three-month period ended February 29, 2020 was $15,719,000 compared to $15,096,000 for the same period ended February 28, 2019.

Revenue generated from net sales increased by 4.1% in the first quarter of 2020 compared to the comparable period in fiscal 2019, due to an increase of Trogarzo® sales of 17.4% which was offset by lower combined sales of EGRIFTA® and EGRIFTA SVTM. We are in the process of getting EGRIFTA SVTM on reimbursement formularies which creates a longer than usual delay between the time the prescription is filled and the time the patient receives the first treatment, thus impacting combined sales of EGRIFTA® and EGRIFTA SVTM in the first quarter of 2020.

For the three months ended February 29, 2020, cost of sales was $6,761,000, compared to $6,065,000 for the same quarter in fiscal 2019, primarily due to the increase in cost of goods sold. Cost of goods sold was $5,400,000 in the first quarter of 2020 compared to $4,810,000 for the same quarter the previous year. The increase in cost of goods sold is mainly due to higher Trogarzo® sales. Cost of sales also includes the amortization of the other asset of $1.2 million in both Q1 2020 and Q1 2019.

R&D expenses amounted to $3,419,000 in the three-month period ended February 29, 2020 compared to $2,527,000 for the same period in 2019. The increase is largely due to the development of our oncology platform and other regulatory expenses.

Selling expenses amounted to $6,361,000 for the first quarter of 2020 compared to $5,448,000 for the same three-month period last year, reflecting the increase in marketing activities in the United States and the development of our infrastructure in Europe.

The amortization of the intangible asset value for the EGRIFTA® and Trogarzo® commercialization rights is also included in selling and market development expenses. As such, we recorded an expense of $642,000 for the first quarter of Fiscal 2020 compared to $488,000 for the same quarter last year.

General and administrative expenses amounted to $2,570,000 for the three months ended February 29, 2020 compared to $1,516,000 for the first quarter of 2019. The increase in general and administrative expenses is mainly associated with business growth, increased activity in Europe and the listing on NASDAQ.

Finance income, consisting of interest income, amounted to $166,000 during the first quarter of 2020 compared to $335,000 in the first quarter of last year. Lower finance income is due in large part to a decreased liquidity position.

Finance costs for the three months ended February 29, 2020 were $1,318,000 compared to $1,103,000 for the comparable period of 2019. Finance costs in the first quarter of 2020 include interest of $802,000 on the senior convertible notes issued in June 2018, compared to $812,000 for the same period of last year.

Finance costs also included accretion expense of $502,000, compared to $357,000 for the comparable period in 2019, principally due to the adoption of IFRS 16, Leases, effective December 1, 2019 and additional accretion expense on long-term obligations related to Trogarzo® commercialization rights.

For the reasons noted above, Adjusted EBITDA was $(994,000) for the first quarter of 2020 compared to $1,521,000 for the same period of 2019. Adjusted EBITDA for the first quarter of 2020 includes a favorable impact from the adoption of IFRS 16, Leases, of $165,000. See “Non-IFRS Financial Measures” below.

Taking into account the revenue and expense variations described above, we recorded a net loss of $4,544,000 or $0.06 per share in the first three months of fiscal 2020 compared to a net loss of $1,228,000 or $0.02 per share for the same period last year.

For the three-month period ended February 29, 2020, use of cash from operating activities was $4,825,000 compared to positive cash flow of $3,733,000 for the first quarter of 2019. The increase in use of cash can be attributed to the reduction in accounts payable of $5,391,000. We also used $1,653,000 towards the payment of interest on the senior convertible notes.

As at February 29, 2020, cash, bonds and money market funds amounted to $34,770,000.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net profit (loss) is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, lease inducements and amortization and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for the stock option plan and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

Adjusted EBITDA

(In thousands of dollars)

	Three-month periods ended February
	29, 2020[1]	28, 2019
	$	$
Net loss	(4,544)	(1,228)

Add (deduct):
Depreciation and amortization	2,030	1,714
Finance costs	1,318	1,103
Finance income	(166)	(335)
Share-based compensation for stock option plan	365	264
Write-down of inventories	3	3

Adjusted EBITDA	(994)	1,521

[1]

The Company adopted IFRS 16 – Leases, using the modified retrospective approach, effective for fiscal 2020, beginning on December 1, 2019. Accordingly, comparative figures for fiscal 2019 have not been restated. As a result, adjusted EBITDA includes adjustments for additional depreciation related to the right-of-use asset of $109,000 and accretion expense on lease liabilities included in finance costs of $59,000 for the fiscal period ended February 29, 2020.

Conference Call Details

A conference call and webcast will be held on April 14, 2020 at 8:30 a.m. (ET) to discuss the results. The call will be hosted by Paul Lévesque, President and Chief Executive Officer of Theratechnologies, and other members of the management team. The conference call will be open to questions from financial analysts. Media and other interested individuals are invited to participate in the call on a “listen-only” basis.

The conference call can be accessed by dialing 1-877-223-4471 (North America) or 1-647-788-4922 (International). The conference call will also be accessible via webcast at https://onlinexperiences.com/Launch/QReg/ShowUUID=4910CD5E-D217-4F23-A990-B05D3F03A764. An audio replay of the conference call will be available on the same day starting at 12:00 p.m. (ET) until April 28, 2020, by dialing 1-800-585-8367 (North America) or 1-416-621-4642 (International) and by entering the playback code 3084856.

About Theratechnologies

Theratechnologies (TSX: TH) is a commercial-stage biopharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding our current business momentum, our inventory level to meet product demand and the continuity of our research and development activities.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: the COVID-19 pandemic will not adversely affect the conduct of our business and that of our third party suppliers, patients will switch from EGRIFTA® to EGRIFTA SVTM, our employees will remain healthy, health care practitioners will continue to interact with our key account managers and medical science liaison personnel and our research and development activities will yield positive results.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this press release. These risks and uncertainties include, among others, the risk that (i) the COVID-19 pandemic (a) adversely disrupts our business plan and that of our suppliers, (b) prevents us from reaching out to health care practitioners to discuss our products, and (c) triggers regulatory measures in the United States and/or in Europe that could adversely affect our capacity to operate and pursue our activities, (ii) product recalls or market withdrawal of any of our products occurs as a result of untoward long-term side effects, (iii) our research and development activities do not yield positive results leading to a halt of certain development programs, and (iv) we are involved in litigation matters regarding our intellectual property or other key aspects of our business.

We refer potential investors to the “Risk Factors” section of our annual information form dated February 24, 2020 available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 25, 2020 under Theratechnologies’ public filings for additional risks regarding the conduct of our business and Theratechnologies. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

For media inquiries:

Denis Boucher

Vice President, Communications and Corporate Affairs

514-336-7800

For investor inquiries:

Leah Gibson

Senior Director, Investor relations

617-356-1009